S ON

18005001

SEC Mail Processing Received
FEB 27 2018
WASH, D.C.

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SEC FILE NUMBER
8- 68949

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Dean Bradley Osborne Partners LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Embarcadero Center, Suite 3700
(No. and Street)

San Francisco	California	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan Andrzejewski **(415) 367-6000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Bryan Andrzejewski**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Dean Bradley Osborne Partners LLC**, as of **December 31, 2017**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PARTNER.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 23rd day of February, 2018 by Brian Andrzejewski proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

G. COMPTON
Commission # 2072415
Notary Public - California
San Francisco County
My Comm. Expires Jun 23 2018

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity owner of Dean Bradley Osborne Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dean Bradley Osborne Partners LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2017.
Northridge, California
February 23, 2018

DEAN BRADLEY OSBORNE PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash	$	1,083,023
Client receivables		8,406
Prepaid expenses		3,428
Total assets	$	1,094,857

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Accounts payable	$	6,261
Total liabilities		6,261
Commitments and contingencies (Note 5)		
Member's capital		1,088,596
Total liabilities and member's capital	$	1,094,857

The accompanying notes are an integral part of these financial statements.

DEAN BRADLEY OSBORNE PARTNERS LLC

STATEMENT OF OPERATIONS

for the year ended December 31, 2017

REVENUE	
Advisory fees	$ 1,600,000
Investment banking fees	1,432,616
Retainer fees	425,000
Total revenue	3,457,616
EXPENSES	
Professional fees	41,615
Regulatory fees	41,027
Other expenses	2,623
Total expenses	85,265
Net income	$ 3,372,351

The accompanying notes are an integral part of these financial statements.

DEAN BRADLEY OSBORNE PARTNERS LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

for the year ended December 31, 2017

Member's capital, as of January 1, 2017	$ 667,681
Distributions	(2,951,436)
Net income	3,372,351
Member's capital, as of December 31, 2017	$ 1,088,596

The accompanying notes are an integral part of these financial statements.

DEAN BRADLEY OSBORNE PARTNERS LLC

STATEMENT OF CASH FLOWS

for the year ended December 31, 2017

Cash flows from operating activities:	
Net income	$ 3,372,351
Change in assets and liabilities:	
Client receivables	16,594
Prepaid expenses	(1,041)
Accounts payable	(72,270)
Net cash provided by operating activities	3,315,634
Cash flows from financing activities:	
Distributions	(2,951,436)
Net cash used in financing activities	(2,951,436)
Net increase in cash	364,198
Cash, beginning of year	718,825
Cash, end of year	$ 1,083,023

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Accounting Policies

Organization and Nature of Business

Dean Bradley Osborne Partners LLC (the "Company") is a Delaware Limited Liability Company formed on August 12, 2011, and its principal place of business is located in San Francisco, California. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") as of February 8, 2012, is regulated by the Financial Industry Regulatory Authority ("FINRA"), and is a member of Securities Investor Protection Corporation ("SIPC"). The Company is a registered broker-dealer in the states of California and New York effective February 14, 2012 and February 23, 2012, respectively. The sole managing member of the Company is DBO Partners LLC (the "Parent" or "DBO"). DBO is a holding company and certain expenses of the Company were paid by the Parent through an Expense Sharing Agreement (see Note 4).

In accordance with the Company's operating agreement, the Company will continue in existence unless dissolved by its member.

The Company is an investment banking advisory firm providing advice to corporations, private equity investors, partnerships and institutions. The Company provides high quality independent advice and transaction execution capabilities to corporations and investors in connection with mergers and acquisitions, private sales, defense advisory, financial restructuring, capital raising advisory services pertaining to equity and debt including private placements and structuring of public equity offerings. The Company helps clients devise strategies for enhancing shareholder value or to optimally raise capital to meet investment and growth objectives as well as proactively brings new ideas and perspective regarding individual companies and strategic industry sectors.

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Cash

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Deposits held by financial institutions may, at times, exceed federally insured limits. The Company has never experienced any losses related to this balance. As of December 31, 2017, there were no cash equivalents.

Client Receivables and Allowance for Doubtful Accounts

Client receivables are stated at the amount management expects to collect from outstanding balances after discounts and bad debts, taking into account credit worthiness of customer and its history of collection. Management provides for probable uncollectible amounts through a charge to earnings and in increase to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off and charged to allowance for doubtful accounts. The allowance for doubtful accounts amounted to $0 as of December 31, 2017.

Continued

1. Organization and Summary of Accounting Policies, *continued*

Revenue Recognition

Investment banking services are performed pursuant to engagement letters that specify the services to be provided and fees and reimbursements to be paid. All transaction-based fees are recognized when (a) there is evidence of an arrangement with a client, (b) agreed-upon-services have been provided or completed, (c) fees are fixed or determinable, and (d) collection is reasonably assured. Costs associated with transaction fees are expensed as incurred. The Company provides services that generate three types of fees: success fees, advisory fees and retainer fees.

Success fees are received for representing a client in connection with a successfully completed merger, acquisition or sale transaction and when acting as placement agent in connection with the private placement of a client's securities. Success fees are earned and recognized only upon the successful completion of the transaction process. In some cases, previously recognized retainer fees may be credited towards success fees.

Advisory fees are received for providing financial and strategic advisory services, including investment advice, strategic advice, research, and administrative services. Advisory fees are recognized when services for the transactions are complete, in accordance with terms set forth in individual agreements.

Retainer fees consist of monthly or quarterly fees payable for financial and strategic advisory services, including providing investment advice, research, and administrative services in anticipation of a successful transaction. Retainer fees are accrued and are payable until they are earned upon successful completion of the anticipated transaction (in which case they are typically credited toward the related success fee), termination of the engagement, or through a specified date defined in the engagement agreement.

Fair Value of Financial Instruments

The carrying amounts of certain of the Company's financial instruments, including cash, other assets and accounts payable approximate fair value because of their short-term maturities. The Company has no assets or liabilities that are required to be carried at fair value as of December 31, 2017.

Income Taxes

The Company, a limited liability company, passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2013.

2. Member's Capital

The Company is a limited liability company and, as such, no member shall have any personal liability to the Company or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

Contributions and withdrawals by the member may be made from time to time with the consent and approval of the sole managing member as set forth in the Company's LLC Agreement.

Continued

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2017, the Company had net regulatory capital of $1,076,762, which was $1,071,762 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .006 to 1 as of December 31, 2017.

4. Related Party Transactions

On December 22, 2011, the Company entered into an Expense Sharing Agreement ("Agreement") with its sole member, DBO. Pursuant to the Agreement, certain management and administrative expenses which might otherwise have been paid and recorded by the Company, are paid for and recorded by the Parent. During the year ended December 31, 2017, the Parent paid certain expenses, including (a) employee compensation and benefits, (b) office and equipment leases, (c) marketing and business development and (d) other general and administrative expenses. The Company has no obligation to reimburse DBO for these expenses. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

5. Commitments and Contingencies

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2017 and were subsequently settled had no material effect on the financial statements as of that date. As of December 31, 2017, there were no contingencies that the Company believes will have a material impact on the Company's financial position.

The Company enters into contracts that contain various indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of material loss to be remote.

6. Risk Concentration

For the year ended December 31, 2017, two customers accounted for 73% of total revenues. Additionally, one customer accounted for 100% of accounts receivables as of December 31, 2017.

The Company's cash consists of cash held at one financial institution where the balance may exceed government insurance limits during the year. At December 31, 2017, the Company's uninsured cash balances totaled $833,373.

7. Subsequent Events

The Company has evaluated subsequent events through February 23, 2018, the date the financial statements were available for issuance, and has determined that there were no material subsequent events to disclose.

Continued

SUPPORTING SCHEDULES

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT

DEAN BRADLEY OSBORNE PARTNERS LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

as of December 31, 2017

Net capital:		
Total member's capital		$ 1,088,596
Deductions		
Non-allowable assets:		
Accounts receivable	$ (8,406)	
Prepaid expenses	(3,428)	
Total deductions and/or charges		(11,834)
Net capital		$ 1,076,762
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable	6,261	
Total aggregate indebtedness (A.I.)		$ 6,261
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)		$ 417
Minimum dollar requirement		$ 5,000
Excess net capital		$ 1,071,762
Ratio: Aggregate indebtedness to net capital		.006 to 1

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SEA RULE 15c3-1

as of December 31, 2017

There was no material difference between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2017 Part IIA FOCUS filing.

See report of independent public accounting firm.

DEAN BRADLEY OSBORNE PARTNERS LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

for the year ended December 31, 2017

An exemption from Rule 15c3-3 under the Securities Act of 1934 is claimed, based upon section (k)(2)(i). All transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

for the year ended December 31, 2017

An exemption from Rule 15c3-3 under the Securities Act of 1934 is claimed, based upon section (k)(2)(i).

See report of independent public accounting firm.

REPORT ON EXEMPTION PROVISIONS

PURSUANT TO RULE 17 C.F.R. §240.15C3-3(K)

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Dean Bradley Osborne Partners LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dean Bradley Osborne Partners LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Dean Bradley Osborne Partners LLC stated that Dean Bradley Osborne Partners LLC met the identified exemption provisions throughout the year ended December 31, 2017, without exception. Dean Bradley Osborne Partners LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dean Bradley Osborne Partners LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 23, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

DBO PARTNERS

Assertions Regarding Exemption Provisions

We, as members of management of Dean Bradley Osborne Partners LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2017.

DEAN BRADLEY OSBORNE PARTNERS LLC

By:

Bryan W. Andrzejewski
Partner

2/23/18

(Date)

Dean Bradley Osborne Partners LLC

Report on the SIPC Annual Assessment

Report Pursuant to Rule 17a-5(e)4

For the Year Ended December 31, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Directors and Equity owner of Dean Bradley Osborne Partners LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Dean Bradley Osborne Partners LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Dean Bradley Osborne Partners LLC (the "Company") for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Dean Bradley Osborne Partners LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 23, 2017

Dean Bradley Osborne Partners, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2017

		Amount
Total assessment	$	5,186
SIPC-6 general assessment Payment made on 9/19/2017		(225)
SIPC-7 general assessment Payment made on 2/16/2018		(4,961)
Total assessment balance	$	-

SEC MAIL PROCESSING
Received

FEB 27 2018

WASH, D.C.

DEAN BRADLEY OSBORNE PARTNERS LLC
SEC# 8-68949

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2017

DEAN BRADLEY OSBORNE PARTNERS LLC

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